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                                                                       ANNEX III

                 FAIRNESS OPINION OF GOLDMAN, SACHS & CO.

February 7, 1996

Board of Directors
Marietta Corporation
Post Office Box 5250
37 Huntington Street
Cortland, NY 13045

Dear Gentlemen:

  You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Marietta Corporation (the "Company") (other than Parent, as defined below, and its affiliates) of the $10.25 per Share in cash to be received by such holders pursuant to the Agreement and Plan of Merger, dated as of August 26, 1995, as amended (the "Agreement"), by and among BFMA Holding Corporation ("Parent"), BFMA Acquisition Corporation ("Newco") and the Company, which provides for the merger (the "Merger") of Newco, a wholly-owned subsidiary of Parent, with and into the Company, with the result that the Company will become a wholly-owned subsidiary of Parent.

  Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with the Agreement.

  In connection with this opinion, we have reviewed, among other things, the Agreement; the Proxy Statement relating to the Special Meeting of Shareholders of the Company to be held in connection with the Agreement; Annual Reports to Shareholders of the Company for the four fiscal years ended October 1, 1994; Annual Reports on Form 10-K of the Company for the five fiscal years ended September 30, 1995; certain interim reports to shareholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its shareholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the specialty packaging industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

  We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We note that consummation of the Merger is subject to certain conditions, including the securing by Parent of financing necessary to consummate the Merger.

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Marietta Corporation

February 7, 1996
Page Two

  This opinion is directed to the Board of Directors of the Company for its use and does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger.

  Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $10.25 per Share in cash to be received by the holders of Shares (other than Parent and its affiliates) pursuant to the Agreement is fair to such holders.

                                          Very truly yours,

                                          /s/ Goldman, Sachs & Co.

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